Exhibit 2.2

ASSET PURCHASE AGREEMENT

by and among

AMBRELL B.V.

as the Purchaser,

VIDEOLOGY IMAGING SOLUTIONS EUROPE B.V.

as the Seller

and

CAROL ETHIER

as the Guarantor

regarding

the sale and transfer of certain assets of Seller

DATED: 28 OCTOBER 2021

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	2
2.	SALE AND PURCHASE	2
3.	CONSIDERATION AND PAYMENT	3
4.	NON-TRANSFERRED ASSETS	3
5.	VALUE ADDED TAX	4
6.	COMPLETION	4
7.	EMPLOYEES	7
8.	RECORDS	8
9.	POST-COMPLETION OBLIGATIONS	8
10.	WRONG POCKETS	8
11.	OTHER ARRANGEMENTS	9
12.	WARRANTIES	10
13.	BREACH OF WARRANTIES	10
14.	LIMITATIONS OF LIABILITY	11
15.	DEDUCTIONS	11
16.	THIRD PARTY CLAIMS	12
17.	INDEMNITIES	12
18.	PROTECTIVE COVENANTS	12
19.	CONFIDENTIALITY AND ANNOUNCEMENTS	13
20.	PAYMENTS	14
21.	SECURITY	14
22.	NOTICES	14
23.	ASSIGNMENT	15
24.	MISCELLANEOUS	15
25.	GOVERNING LAW AND DISPUTE RESOLUTION	16

SCHEDULES

SCHEDULE 1.	Definitions and interpretation
SCHEDULE 2.	The Assets and Liabilities
SCHEDULE 3.	Deed of Assignment
SCHEDULE 4.	Notice of assignment / assignment of debts and takeover of contract
SCHEDULE 5.	Deed of Transfer of Intellectual Property Rights
SCHEDULE 6.	Deed and Contract Takeover
SCHEDULE 7.	Deed of Transfer of Pension Agreements
SCHEDULE 8.	Overview of Employment Terms
SCHEDULE 9.	Warranties
SCHEDULE 10.	Deleted
SCHEDULE 11.	Guarantee

THE UNDERSIGNED:

I.

Ambrell B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with registered office (statutaire zetel) in Almelo, the Netherlands, and its offices at Höltersweg 1, 7556 BS Hengelo, the Netherlands, registered at the Trade Register under file number 57312281 (the 'Purchaser');

and

II.

Videology Imaging Solutions Europe B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with registered office (statutaire zetel) in Uden, the Netherlands, and its offices at Neutronenlaan 4, 5405 NH Uden, the Netherlands, registered at the Trade Register under file number 16089883 (the 'Seller').

and

III.	Carol Ethier, an individual that is a United States citizen and resident, with an address of [REDACTED] (the ‘Guarantor’).

(The Purchaser and the Seller are collectively also referred to as, the 'Parties' and each individually as a 'Party').

WHEREAS:

A.

The Seller conducts a business that is a global OEM camera developer and manufacturer serving medical, industrial, government security and other OEMs (the 'Business’). The Assets and Liabilities as defined in this agreement belong to the Business.

B.

The Parties have held discussions and have entered into negotiations regarding the sale and transfer of the Business together with the assets as set out in Schedule 2 (the ‘Assets’) by the Seller to the Purchaser (the 'Transaction'), which discussions and negotiations have resulted in the execution by Parties of a Letter of Intent (the ‘LoI’) dated July 13, 2021.

C.

The Seller wishes to sell and transfer the Business together with the Assets and Liabilities to the Purchaser and the Purchaser wishes to purchase and accept the Business together with the Assets and Liabilities from the Seller, under the provisions, conditions and guarantees included in this asset purchase agreement (the 'Agreement').

D.

The Purchaser has performed a limited due diligence investigation in respect of certain aspects of the Business, based on information and documentation made available to the Purchaser in the Data Room (the 'Due Diligence Investigation'), such with the assistance of professional advisors, to a scope and content satisfactory to the Purchaser.

E.	The Parties have obtained all necessary corporate approvals to enter into this Agreement and to complete and execute the Transaction.

F.	The Guarantor has agreed to guarantee and otherwise perform the obligations and covenants of the Seller included in this Purchase Agreement.

G.

The Parties have determined that the provisions of the Dutch Merger Code for the Protection of Interests of Employees (SER Fusie-Gedragsregels 2015) do not apply to this Agreement and the transaction contemplated hereby

H.	The consent of the Dutch Authority for Consumers and Markets (Autoriteit Consument en Markt or ACM) is not required with regard to the Transaction contemplated by this Agreement.

NOW HEREBY AGREE AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1

Capitalised words and expressions used in this Agreement, including the preamble, the recitals, any Exhibits and Schedules to it or the Disclosure Letter, have the meanings set out in Part A of Schedule 1 unless the context clearly requires otherwise. Part B of Schedule 1 includes provisions regarding the construction and interpretation of this Agreement.

1.2

The headings used in this Agreement are included for reference purposes only and shall not constitute a part of this Agreement for any other purpose and shall not affect the interpretation of any of the provisions of this Agreement.

2.	SALE AND PURCHASE

2.1

On the terms and subject to the conditions of this Agreement, the Seller hereby sells the Business together with the Assets and Liabilities to the Purchaser and undertakes to transfer the same to the Purchaser, and the Purchaser hereby purchases and accepts the Business together with the Assets and Liabilities from the Seller and shall accept the same on the Completion Date.

2.2	In implementation of this sale and purchase, as of the Completion Date, the Seller shall transfer the Business as a 'going concern' to the Purchaser.

2.3

The Business and the Assets and Liabilities sold and to be transferred to the Purchaser are deemed to be for Purchaser’s risk and account as of the Completion Date, unless this Agreement states otherwise. Consequently, all income and expense regarding and/or resulting from the period up to the Completion Date are at the Seller’s risk and account and as of the Completion Date, all income and expenses are at the Purchaser’s risk and account.

2.4	The Assets and Liabilities

2.4.1	The Assets include all assets owned by the Seller or necessary to operate the Business, including the following:

(a)

all tangible personal property relating to the Business, including all equipment, machinery, vehicles, tools, spare parts, furniture and other personal property of any kind (the ‘Furniture and Equipment’);

(b)	all inventory relating to the Business, including finished goods, parts, raw materials, supplies and consumables and other inventory (the ‘Stock’);

(c)	all accounts receivable, trade receivables, customer deposits, notes receivable and other receivables at the Business (the ‘Accounts Receivable’);

(d)	the Intellectual Property Rights, including the Trade Names and the internet domain names used in the Business;

(e)

all rights of Seller under the contracts between the Seller and third parties, which pertain to conducting the Business, including the Quotations specified in Schedule 2 (the ‘Contracts and Agreements’), unless this Agreement provides otherwise regarding additional rights or rights that have already become due and payable;

(f)

all hardware and software used in the framework of the Business, as well as all related documentation, contracts with sellers and other rights needed for the proper functioning of those systems (‘ICT systems’); and

(g)	all Goodwill of the Business,

2.4.2	The Liabilities consist solely of the accounts payable (the ‘Accounts Payable’) and Seller’s obligations under the Contracts and Agreements,

both as described in the overview attached to this Agreement as Schedule 2.

2.5	Excluded Assets

The Parties explicitly agree that the following assets are not part of the present Transaction, are excluded from the Transaction and shall thus remain the property of the Seller:

(a)	all minute books and similar corporate records of Seller;

(b)	the manufacturer representative agreement dated 20 May 2019 entered into by the Seller and Gesa Elektronik San. ve Tic. Ltd. Sti;

(c)	the lease agreement(s) in relation to Seller’s current premises located at Neutronenlaan 4 and 6a in Uden and the associated security deposit;

(d)	any and all liabilities not explicitly included in Schedule 2;

(e)	all of the Seller’s cash and investment securities.

2.6	The Parties will ensure that the Assets and Liabilities comprising the Business are transferred in accordance with the provisions of Clause 6.

3.	CONSIDERATION AND PAYMENT

3.1

The consideration for the Assets and Liabilities that the Seller transfers to the Purchaser pursuant to this Agreement amounts to USD 4,800,000.00 (four million eight hundred thousand US Dollars) (the ‘Consideration’), which will be paid by the Purchaser on the Completion Date in full in cash by transferring to the Seller’s bank account that was provided by the Seller in writing to the Purchaser prior to the Completion Date; and

3.2

The Seller acknowledges, confirms and unconditionally and irrevocably declares that in paying the Consideration in accordance with the provisions of Clause 3.1, the Purchaser shall have finally and fully settled its obligation to pay the Consideration and such payment shall constitute full discharge (kwijting) of the Purchaser’s obligation to the pay the Consideration.

4.	NON-TRANSFERRED ASSETS

4.1

The Parties acknowledge and agree that payment of the Consideration is made under the assumption that all Assets and assets owned by Seller otherwise required for the continuation of the Business ‘as is’ are transferred to the Purchaser in accordance herewith and that – should certain Assets or assets owned by Seller otherwise required for the continuation of the Business ‘as is’ not be transferred for any reason – the Purchaser shall be indemnified by the Seller for such non-transfer of these assets and any and all damages pertaining thereto , this in addition to any rights that the Purchaser may have under contract or at law, and without prejudice to the provisions of Clause 10 (Wrong Pockets), which remain in full force and effect. The Purchaser is free to – in its sole discretion – invoke its rights under (each and every provision under) contract or at law and invoking its right under one shall not limit its possibility to invoke any other rights available to it.

4.2

Notwithstanding Purchaser’s right to claim performance of the Seller’s obligations under this Agreement, the Seller shall remit to the Purchaser – on a euro-for-euro basis – the value of each Asset (as included in Schedule 2) that is not validly transferred to the Purchaser in accordance herewith.

5.	VALUE ADDED TAX

5.1

The Business is sold as a going concern and the Parties take the position that the transfer of the Business is not subject to Dutch Value Added Tax (‘VAT’), as the transfer of the Business qualifies as a transfer of a totality of assets or part thereof, as referred to in article 37d of the Dutch VAT Act (Wet op de Omzetbelasting). Therefore, the Seller will not charge any VAT in respect of the sale and transfer of the Business or any part thereof under this Agreement other than in accordance with Clause 5.2.

5.2

If, contrary to the Parties' position set out in Clause 5.1, the statutory or governmental authority in or outside the Netherlands having the authority to impose or collect tax (the ‘Tax Authority’) takes the position that VAT is chargeable on the transfer of the Business or part thereof under this Agreement, the Seller shall be responsible for and will pay any such VAT levied in connection with this Agreement to the competent Tax Authority and the Purchaser shall pay to the Seller the amount of the VAT due, within two (2) weeks after receiving a VAT invoice from the Seller.

5.3

With reference to Clause 5.2 above, the Seller shall provide the Purchaser with the cooperation which the Purchaser may reasonably require to challenge the position that VAT is chargeable on the transfer of the Business or part thereof under this Agreement to the extent permissible by the relevant legislation.

5.4	Any amounts that are not recoverable by the Purchaser, as well as any and all fines, interest payable and/or penalties attributable to such VAT, shall be paid by the Seller.

6.	COMPLETION

6.1	Completion of this Agreement shall take place remotely on the Completion Date, or as otherwise agreed upon by the Parties.

6.2

On the Completion Date, the Parties shall sign, acknowledge and submit all documents which are reasonably required to implement the Transaction in accordance with the provisions of this Agreement. In addition, on Completion, Videology Imaging Corporation and Videology Imaging Solutions, Inc., Affiliates of the Purchaser and the Seller, respectively, shall, and shall procure that the Escrow Agent shall, sign and execute the Escrow Agreement.

6.3	The Seller shall transfer title to the Business to the Purchaser on the Completion Date in the following manner:

6.3.1

the Furniture and Equipment and the Stock shall be transferred to the Purchaser (i) by enabling the Purchaser to exercise control over the assets mentioned, (ii) through transfer of ownership as referred to in section 3:115 Dutch Civil Code (Burgerlijk Wetboek) (‘DCC’), or (iii) through transfer of proof of ownership of the movable assets concerned to the Purchaser. In the event that the movable assets as referred to in this Clause are in the custody of a third party, these shall be transferred to the Purchaser on the Completion Date by means of a notification from the Seller - also on behalf of the Purchaser - to the third party instructing the third party to hold the movable assets on behalf of the Purchaser as from the Completion Date;

6.3.2

the Accounts Receivable and the Licences shall be transferred to the Purchaser by the Parties signing the Deed of Assignment, in the form attached as Schedule 3 and by notifying the relevant third parties of the transfer in the form of the letter attached as Schedule 4;

6.3.3

the Intellectual Property Rights shall be transferred to the Purchaser by the Parties signing the Deed of Transfer of Intellectual Property Rights, in the form attached as Schedule 5 and the Purchaser shall register the transfer in the appropriate registers;

6.3.4

the Purchaser shall take over the Contracts and Agreements and the Liabilities by the Parties signing the Deed of Contract Takeover, in the form attached as Schedule 6, and Seller having delivered copies of the notification of the transfer to the Seller’s counterparties in the form of the letter attached as Schedule 4;

6.3.5

the Purchaser takes over the rights and obligations of the pension policies that the Seller has taken out with the pension insurer by the Parties signing the Deed of Transfer of Pension Agreements, in the form attached as Schedule 7, the Seller having delivered a copy of the letter notifying of the takeover to the pension insurer in the form of the letter attached as Schedule 4 and the pension insurer’s explicit cooperation to the take over being evidenced by the signature of the pension insurer of the statement included in Schedule 7.

6.4

With regard to Clause 6.3.1, the Seller undertakes to hand all documents to the Purchaser and to do all other things required to enable the Purchaser to arrange for transfer of the registration of the vehicles, as part of the Furniture and Equipment, in the name of the Purchaser on the Completion Date. After the transfer of the registration, the Purchaser shall provide the Seller with the certificates of indemnification issued in this regard.

6.5

With regard to Clause 6.3.4 above, the Seller shall as soon as possible inform the counterparties to the Contracts and Agreements of the transfer of the Contracts and Agreements to the Purchaser. In the event that a party to a Contract or Agreement fails to approve or cooperate with the transfer, the Parties shall enter into an arrangement, satisfactory to the Purchaser by virtue of which the Purchaser can nevertheless obtain the rights and obligations and the economic advantages and disadvantages under the Contract or Agreement concerned and in which the Purchaser shall be entitled to exercise the rights and fulfil the obligations that result from the Contracts or Agreements concerned on behalf of the Seller.

6.6

The Parties acknowledge and confirm that the Seller shall keep the Assets – other than those that cannot be transferred to the Purchaser on or before the Completion Date for whatever reason – at the risk and account of the Purchaser as of the Completion Date and shall transfer these Assets to the Purchaser at the Purchaser’s first request as soon as such a transfer can be made or is possible.

6.7

The Parties shall perform all acts required to enable the Purchaser to conduct the Business as a 'going concern' as of the Completion Date. Prior to, but no later than on the Completion Date, the Seller shall have performed all acts and signed all documents that are required to transfer the Business to the Purchaser on the Completion Date free of any and all Encumbrances. The Seller further undertakes to do everything that is reasonably required in connection with fulfilling the Seller’s obligations as set out in Clause 6.3. To the extent required, the Seller hereby grants the Purchaser an irrevocable power of attorney to perform the acts concerned in the Seller’s name.

6.8

If and to the extent that any Assets are delivered to the Purchaser subject to a retention of title, the Seller hereby transfers all its claims, including any future rights in respect of the Assets to the Purchaser as of the Completion Date. The Purchaser shall acquire full title to the Assets concerned as soon as conditions for lifting the retention of title are satisfied. The Seller shall use ensure that such conditions are fulfilled as soon as possible following the Completion Date. This arrangement is without prejudice to the rights of the Purchaser in respect of any claim for a Breach of Warranty.

6.9

To the extent that the cooperation of third parties is required for the envisaged transfer of rights and obligations under this Agreement or this transfer is otherwise subject to requirements that have not been or cannot be fulfilled and as a result of which no valid transfer occurs, transfer of beneficial ownership shall be deemed to have taken place as of the Completion Date. Transfer of beneficial ownership means that all income and expenses related to or resulting from the relevant rights and obligations shall be for the Purchaser’s risk and account.

6.10

In the event that the rights and obligations referred to in Clause 6.9 result from any of the Contracts and Agreements, the Seller shall exclusively exercise the rights and obligations under the Contract or Agreement concerned for and on behalf of the Purchaser. In addition, the Seller shall ensure that any performance received under a Contract or Agreement shall exclusively and immediately accrue to the Purchaser. The Seller hereby instructs the Purchaser to perform all work regarding the Contract or Agreement concerned and – to the extent possible – grants the Purchaser an irrevocable power of attorney to act on the Seller’s behalf as the party to the contract. The Purchaser indemnifies the Seller in respect of the fulfilment after the Completion Date of the Contracts and Agreements for which the contract takeover has not yet occurred as of the Completion Date. The Parties undertake towards one another to do everything that may reasonably be necessary or useful for the performance of any such Contract or Agreement at the Purchaser’s risk and account.

6.11

All costs regarding the transfer, assignment, assumption and/or takeover (as the case may be) relating to the Assets are for everyone’s own account and all Taxes related thereto shall be born by the Party incurring such Tax obligation. The closing commission due to OEM Capital Corp is at the Seller’s expense.

6.12	Access and control over the Business

(a)	full management and control over the Business;

(b)	the Assets, which are capable of being transferred by delivery (bezitsverschaffing);

(c)

such conveyances, transfers, assignments and other documents, duly executed by all parties other than the Purchaser, as may be necessary to transfer the ownership to and/or transfer the Assets and/or the Business to the Purchaser;

(d)	all Know How, all deeds and other documents relating to the Assets and the carrying out of the Business;

(e)

the Administration , all instructional and promotional material, sales publications, advertising materials, terms and conditions and all other material and documents that relate to the Business and/or the Assets;

(f)

full details of all (i) primary elements of remuneration; (ii) secondary elements of remuneration; (iii) number of days’ holidays; (iv) number of days’ holidays remaining from previous years; (v) bonuses; (vi) premiums; (vii) gratifications; (viii) advantages in excess of those provide by statute or by applicable bargaining agreements or internal arrangements of the Seller;

(g)	all licenses, authorities, powers and/or other rights that the Purchaser requires in order to continue the Business and/or make use of the Assets.

6.13

With regard to Clause 6.12(g) above, the Parties agree that if, and insofar any of the licenses, authorities, powers and/or other rights cannot effectively be transferred or assigned to the Purchaser without the consent of a third party or except by an agreement of novation, then the Seller shall use its best endeavours to obtain such consent and/or procure such novation for the benefit of the Purchaser. Until such consent or agreement of novation has not been obtained, the Seller shall provide all assistance to the Purchaser as the Purchaser may reasonably require enabling it to enforce its rights. The Seller will provide access to all relevant books, documents and/or other information in relation to such required licenses, authorities, powers and/or other rights. If, and insofar any of the licenses, authorities, powers and/or other rights cannot be effectively transferred or assigned to the Purchaser, the Seller will assist the Purchaser with its applications for new licenses, authorities, powers and/or other rights.

6.14

Upon the request of the Purchaser, the Seller shall sign any and all resolutions and/or documents that are or might be required to substantiate the Purchaser’s legal title with respect to the Business and/or the Assets.

7.	EMPLOYEES

7.1	In the framework of the transfer of the Business, the Employees shall be employed by the Purchaser as of the Completion Date by operation of law pursuant to sections 7:662 et seq DCC.

7.2	In implementation of the transfer of the Employees, the Purchaser shall continue the current employment terms of the Employees as included in the Overview of Employment Terms attached as Schedule 8.

7.3

The Seller shall indemnify the Purchaser and hold the Purchaser harmless, on a euro for euro basis, from and fully compensate the Purchaser for, any and all losses, costs, claims, damages, and liabilities including interest, penalties and reasonable attorney’s fees and disbursements which the Purchaser may suffer, incur or become subject to arising out, or based upon, or otherwise in respect of any and all claims of or in relation to former and present employees and managers (including in relation to pensions) of the Seller to the extent that such losses, costs, expenses, claims, damages and liabilities relate to the period prior to Completion.

7.4

The insurance policies under the pension agreement that the Seller has taken out with the Insurer are transferred to the Purchaser based on Clause 6 by the Parties signing the Deed of Transfer of Pension Agreements, attached as Schedule 7.

8.	RECORDS

8.1

The Records and the Know-How, the general terms and conditions and all other records and documents pertaining to the Business and the Assets shall be transferred to the Purchaser on the Completion Date by both Parties signing this Agreement, followed by the Seller granting the Purchaser access to all files or databases, both on paper and in digital form, which contain Know-How or are part of the Records.

8.2

Upon request, the Purchaser shall enable the Seller to fulfil its fiscal and statutory bookkeeping and storage obligations, and at the Seller’s request, the Purchaser shall make (parts of) the Records available to the Seller, enable the Seller to make photocopies of the same and/or allow inspection agencies, such as the Employee Insurance Agency (Uitvoeringsinstituut Werknemersverzekeringen) and the Tax Authorities to examine (parts of) the Records.

9.	POST-COMPLETION OBLIGATIONS

9.1

If, at any time after Completion, any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties shall take or cause to be taken all such action, including the execution and delivery of such further instruments and documents as may be reasonably requested by any other Party for such purposes.

9.2

Upon the request of the Purchaser, the Seller shall sign any and all resolutions and/or documents that are or might be required to substantiate the Purchaser’s legal title with respect to the Business and/or the Assets.

9.3

The Seller agrees to provide the Purchaser, at its request, with any and all information regarding the Business and/or the Assets and the Purchaser will, upon reasonable notice and during reasonable business hours, be allowed access to and permitted to take copies of the books and any other records regarding the Business and/or the Assets.

10.	WRONG POCKETS

10.1

If, following Completion, any Party discovers that the transfer to the Purchaser of any Asset has not or has been imperfectly consummated (each, a ‘Wrong Pocket Item’), and any such matter is not expressly otherwise dealt with in this Agreement or any other agreement between the Parties that is entered into on at arm’s length terms, the discovering Party shall notify the other Party of that fact as soon as reasonably possible.

10.2

Following notification pursuant to Clause 10.1, the Parties shall as soon as reasonably possible do all such things reasonably necessary to effectuate or perfect the transfer or assumption, as the case may be, of a Wrong Pocket Item and, to the extent the co-operation of any third party or a novation agreement is required, use their respective best efforts to obtain any such co-operation, or to procure such a novation agreement in a form reasonably satisfactory to both Parties.

10.3

Any transfer or assumption (or novation) pursuant to Clause 10.2 shall be effectuated at the cost and expense (including any non-recoverable taxes arising in respect of or in connection with the effectuation of such solution) of the Seller, for nil consideration and, for the avoidance of doubt, without any amendment to the Purchase Price and any Wrong Pocket Item shall be for the benefit and risk of the Purchaser with effect from Completion, irrespective of the fact that the solution pursuant to Clause 10.2 is effectuated at a later date.

10.4

If, following Completion, any Party discovers that the Purchaser has acquired any Asset which the Parties did not intend to transfer under this Agreement, Clauses 10.1 up to and including 10.3 shall apply mutatis mutandis, whereby the transfer of any such Asset by the Purchaser to the Seller shall be effectuated at the cost and expense (including any non-recoverable taxes arising in respect of or in connection with the effectuation of such solution) of the Seller.

10.5

If, following Completion, the Seller actually receives amounts or other benefits which relate to any of the Assets and which amounts or benefits should have been transferred to the Purchaser pursuant to this Agreement, the Seller shall, as soon as reasonably possible after becoming aware thereof, transfer the amounts or other benefits to the Purchaser pending which the Seller shall hold the same for the benefit of the Purchaser.

10.6

If, following Completion, the Seller receives any documents, invoices, information, correspondence, enquiries, or other communications relating to the Business or any of the Assets, it shall, as soon as reasonably possible, forward the same to the Purchaser (or, if not capable of being forwarded, inform the Purchaser thereof in writing), pending which the Seller shall hold the same for the benefit of the Purchaser. If any such invoices have already been paid by the Seller, the Seller shall attach the evidence thereof as well as a corresponding request to be promptly reimbursed for the relevant invoices and the Purchaser shall reimburse the Seller within for such amount as soon as reasonably and practically possible after the Seller’s notification.

11.	OTHER ARRANGEMENTS

11.1

The Seller shall enable the Purchaser to use all the facilities needed to properly conduct the Business after the Completion Date, including – but not limited to – electricity, water, telephone and lease arrangements, subject to the Purchaser’s obligation to arrange for its own facilities as soon as possible, unless the facilities are already part of the Assets to be transferred by virtue of this Agreement.

11.2

Guarantor irrevocably and unconditionally guarantees to the Purchaser, and shall be jointly and severally liable as co-principal debtor (‘hoofdelijk aansprakelijk’) to the Purchaser, for the due and punctual performance and observance of the Seller’s and the Seller’s assigns obligations,,commitments, undertakings, warranties and indemnities arising under or in connection with the Agreement on the terms set out in Schedule 11.

12.	WARRANTIES

12.1

The Seller represents and warrants to the Purchaser that each of the warranties set out in Schedule 9 (the ‘Warranties’) are true, accurate, complete and not misleading, both individually and jointly, at the Signing and on Completion Date.

12.2

The Seller acknowledges that the Warranties are material for Purchaser and the trueness, accuracy and completeness of the Warranties is essential to the decision of the Purchaser to conclude the Transaction under the terms and conditions set out in this Agreement and to pay the Consideration.

12.3

The Seller represents and warrants towards the Purchaser that it is not aware of any facts, circumstances, data or information regarding the Business and/or the Assets, which are or might be material for the Purchaser in connection with the valuation of the Business and/or which would have influenced the amount of the Consideration, and that no information or data which it knew or reasonably could have known that might be relevant in connection with the conclusion of this Agreement was omitted to be disclosed to the Purchaser or its representatives, and that all such information supplied or provided to the Purchaser or its representatives by or on behalf of the Seller is true, accurate and complete in all respects and not misleading in any way.

12.4

The Parties agree that there has not been or will not be a Breach of Warranties if the facts directly underlying such Breach of Warranties have been made known to the Purchaser and/or its advisors in the Disclosure Letter.

13.	BREACH OF WARRANTIES

13.1

In the event of a breach of any of the Warranties (a ‘Breach of Warranties’), the Seller shall be liable towards and compensate the Purchaser for the amount of any and all direct or indirect Damages incurred or suffered by the Purchaser, resulting from or relating to that Breach. The Seller can, in this context, not invoke any right of suspension or set-off, nor can the Seller invoke force majeure.

13.2

The Purchaser shall, within a reasonable period of time after becoming aware of a Breach of Warranties, give Notice thereof to the Seller, specifying the Warranty that has been breached and to the extent reasonably possible, the amount of the estimated Damages, accompanied by the information and documentation available on which it is founded. A notification by the Purchaser to the Seller shall in any event be considered to be timely served if served within forty-five (45) calendar days after it has become aware of the relevant Breach of Warranties.

13.3

Statutory interest (wettelijke rente) shall be charged on the Damages to be paid by the Seller as of the date of the Notice referred to in Clause 13.2 until the moment that the Damages are actually paid by the Seller, which statutory interest shall be paid by the Seller to the Purchaser together with the amount of the Damages.

13.4	Any possible compensation of Damages shall be deemed to be a reduction of the Consideration, including for Tax purposes.

13.5

The Parties confirm that the Due Diligence Investigation performed by the Purchaser and any information or data provided to the Purchaser or its advisers in the Data Room or otherwise shall not in any way exclude or limit the possibility of the Purchaser to submit a claim to the Seller for compensation of Damages or exclude or limit the liability of the Seller in any way and the Seller shall not be able to invoke (i) any actual, imputed or constructive knowledge of the Purchaser and its advisers of the subject matter of a Breach of Warranties or default, or (ii) any duty of the Purchaser to carry out an investigation, unless and to the extent specifically otherwise agreed upon in this Agreement.

13.6

The Seller hereby irrevocably and unconditionally waives any and all rights and claims that it and any of its Affiliates may have towards the Business or the Employees with regard to misrepresentation, inaccuracy or omission in any information or advice supplied or provided to the Purchaser by or on behalf of the Business, or by the Employees in connection with the conclusion of this Agreement. The Purchaser acknowledges the waiver of rights and claims contained in this clause.

14.	LIMITATIONS OF LIABILITY

14.1

The liability of the Seller for Breaches of Warranties shall be limited to an amount equal to ten percent (10%) of the Consideration; provided, however, in the event of the Breach of Warranties in Clauses 6, 7 and 12 of Schedule 9, the limit shall be the Consideration.

14.2

The Seller shall only be liable for an individual Breach of Warranties or connected series of Breaches of Warranties if the Damages resulting from such Breach of Warranties exceeds an amount of USD 25,000 (twenty five thousand US Dollars) and in that event the Seller shall be liable for the whole amount of the Damages and not merely the amounts in excess of USD 25,000 (twenty five thousand US Dollars).

14.3

Subject to Clause 14.4 below, the liability of the Seller for Breaches of Warranties shall lapse if the Purchaser has not held the Seller liable within eighteen (18) months following the Completion Date.

14.4

Notwithstanding the foregoing, if, within the applicable claims period set out in Clause 14.3, the Seller has been notified of a Breach of Warranties and such claim has not yet been finally resolved or disposed of at such date, such Claim shall survive the aforesaid time period and shall remain a basis for compensation of Damages hereunder until such claim is finally resolved or disposed of.

14.5

The limitations on the liability of the Seller set out in the preceding sub-clauses of this Clause 14 shall not apply in case of fraud, default, failure to fully disclose and/or negligent conduct by the Seller in relation to the matter giving rise to a Breach of Warranties.

15.	DEDUCTIONS

15.1	When assessing the Damages incurred by the Purchaser, as referred to in Clause 14 each compensation for Damages shall be reduced with:

(i)	any amount of Tax saving or refund that the Purchaser has actually received in connection with the circumstances that caused the Damages;

(ii)	any amount of insurance money actually received by the Purchaser in connection with such circumstances;

(iii)	any amount that has been actually recovered from any third party in connection with such circumstances;

provided that these deductions are not yet expressed in the amount of the compensation of Damages.

16.	THIRD PARTY CLAIMS

16.1

If a claim for Breach of Warranties of the Purchaser against the Seller under this Agreement is based on a claim by a third party against the Purchaser, the Purchaser shall take action to defend such claim. The Purchaser shall therein give reasonable consideration to Seller’s interest in minimising any compensation to be paid to the third party and the Purchaser’s interest in maintaining a sound business relationship between Purchaser and the third party.

16.2

The Purchaser shall reasonably inform the Seller as regards the third party claim and shall consult the Seller on any settlement or other negotiation result in this respect, provided the Purchaser shall at all times be allowed to settle or waive a third party claim as referred to in this Clause at its discretion and without the consent of the Seller.

17.	INDEMNITIES

17.1

The Seller shall fully indemnify and hold the Purchaser harmless from and against (volledig schadeloos stellen en vrijwaren) any and all Damages, claims, losses, liabilities, direct damages, costs and expenses incurred by the Purchaser and all and any negative effects sustained by the Purchaser in respect of:

(i)	any breach of any representation or warranty of Seller contained in this Agreement;
(ii)	any breach of any agreement by Seller contained in this Agreement; ; and
(iii)	the ownership, operation or use of the Assets or the operation of the Business on, or prior to, the Completion Date.

17.2	For the avoidance of doubt the limitations of liability set out in Clause 14 shall not be applicable to Clause 17.1 but only to a Breach of Warranties.

18.	PROTECTIVE COVENANTS

18.1

In connection with the compensation for the Goodwill and any other goodwill and knowhow included in the Consideration, as well as in connection with the preservation of such goodwill and knowhow, the Seller and Guarantor shall not, for a period of three (3) years following the Completion Date, without the prior written consent of the Purchaser, in the countries where the Business is active, whether directly or indirectly, and whether individually or jointly with another person, or on its own behalf or on behalf of another person, be engaged in the following activities:

(i)	carry on, be engaged or concerned in, or otherwise have an interest in, any business, which competes or is likely to compete with the Business; or

(ii)	solicit or entice the custom of, in relation to any goods or services supplied by the Seller:

(a)	any person with whom dealings have been made by the Seller and

(b)	who was a customer of or in the habit of dealing with the Seller or was canvassed by the Seller at any time during the period of one (1) year prior to the Completion Date; or

(c)	use its, knowledge of, or influence over, any customer or potential customer of the Seller to the detriment of the Purchaser; or

(d)

use its, knowledge of, or influence over, any customer or potential customer of the Seller for its or his own benefit or for the benefit of any other person carrying on business in competition or potential competition with the Business; or

(e)	solicit or endeavour to entice away, offer employment or employ, or offer or conclude any contract for services with any of the transferring Employees; or

(f)

seek to contract with or engage any person who has contracted with or engaged to manufacture, assemble, supply or deliver products or goods, materials or services to the Business or at any time during the period of one (1) year prior to the Completion Date.

18.2

Each of the Seller and Guarantor agrees and undertake that it shall not, whether individually or jointly with another person and whether directly or indirectly do or say anything which is likely or intended to damage the goodwill or reputation of the Purchaser or which may lead any person to cease to do business with the Purchaser on substantially equivalent terms to those previously offered or lead any person not to engage in business with the Purchaser.

18.3	Each of the Seller and Guarantor acknowledges that:

(i)	each of the preceding sub-clauses of this Clause constitutes an entirely separate and independent restriction; and

(ii)	the duration, extent and application of each of the restrictions are no greater than is necessary for the protection of the goodwill, know-how and confidential information of the Business.

18.4

Each of the Seller and Guarantor hereby acknowledges and confirms that irreparable damage could occur, and the Purchaser’s remedies at law could be inadequate, if each and every of the preceding obligations of this Clause were not to be performed or observed strictly in accordance therewith.

18.5	Each of the Guarantor and the Seller shall be responsible and liable for any breach of the provisions laid down in this Clause by any of its Affiliates, regardless of how such breach was caused.

19.	CONFIDENTIALITY AND ANNOUNCEMENTS

19.1

The Parties undertake, and shall direct their directors, officers, employees, representatives and agents who have knowledge of the contemplated Transaction to undertake not to, at any time subsequent to this Agreement, divulge or communicate to any company, person or entity, any information of a confidential nature concerning (i) this Agreement, (ii) the prior negotiations, and (iii) the business, affairs, accounts, dealings, transactions, customers, suppliers or business relationships of any of the other Parties, and in case of the Seller concerning the Business and the Assets, except:

(i)	to the extent required by law or any competent governmental authority after consultation with the respective other Parties;
(ii)	to its professional advisers under conditions of confidentiality and only to the extent necessary for any lawful purpose; or
(iii)	to the extent that such information is at the date hereof or hereafter becomes, public knowledge otherwise than through improper disclosure by any person.

19.2

No announcement or press release regarding the Transaction or any element thereof shall be made or issued other than with the prior approval of each of the Parties in respect of the contents of and timing of release of such announcement or press release.

20.	PAYMENTS

20.1

Except for the Consideration and if expressly otherwise provided, all payments to be made under this Agreement shall be made in US Dollar currency (whereby currency risks are for the party making the payment) into the bank accounts of the Parties as notified to the other Parties.

20.2

Except as expressly otherwise provided in this Agreement, if a Party defaults in the payment when due of any sum payable under this Agreement, it shall pay statutory interest at the then applicable rate on that sum from the date on which payment is due until the date of actual payment, which interest shall accrue from day to day and be compounded monthly.

20.3

All payments made by the Seller under this Agreement shall be made free of any counterclaim or set-off and without any deduction or withholding of any kind other than any deduction or withholding required by law. If the Seller is required by law to make a deduction or withholding in respect of any sum payable under this Agreement, the Seller shall pay to the Purchaser or the relevant Company such additional amounts (gross-up) as are necessary to ensure receipt by the Purchaser of the full amount which would have been received if such deduction or withholding had not taken place.

21.	SECURITY

21.1

The Escrow Amount shall serve as security for all potential payment obligations of the Seller to Purchaser hereunder and the Escrow Agent shall hold and release the Escrow Amount in accordance with the Escrow Agreement.

22.	NOTICES

22.1

Any Notice pursuant to or in connection with this Agreement shall be given by registered mail or by e-mail, to the addresses of the Parties as set out in the heading of this Agreement or to the email address [REDACTED] if to Seller, to [REDACTED] Guarantor and [REDACTED] to Purchaser.

22.2	Each of the Parties is entitled to notify the other Party of another address to which any notice should be sent.

22.3	A notice served by the sending Party shall only have effect towards the receiving Party if the sending Party can produce the following documents:

(i)	a notice of receipt if sent by registered mail; and

(ii)	a digital receipt of successful delivery if sent by email.

22.4	All Notices, demands, requests, statements, certificates and other documents and communications related to this Agreement shall be in English.

23.	ASSIGNMENT

23.1

None of the Parties shall be entitled to assign (or cause to be transferred, whether by specific or general title) this Agreement or any of its rights hereunder, or transfer any of its duties or obligations under this Agreement, or create any Encumbrance on its rights hereunder, without the prior written consent of the Seller (in case of assignment by the Purchaser) or the Purchaser (in case of assignment by the Seller), provided that the Purchaser shall be entitled:

(i)

for the purpose of providing security for its obligations under the debt financing agreements in connection with the completion of the Transaction, to create an Encumbrance on all or certain of its rights under this Agreement;

(ii)	to assign this Agreement to any of its Affiliates, including prior to Completion.

23.2

Other than the specific assignments as permitted under this Clause or otherwise specifically permitted under this Agreement, any assignments, transfer or Encumbrance in contravention of this Clause shall be deemed to be null and void.

24.	MISCELLANEOUS

24.1

This Agreement together with the Exhibits and Schedules and all other documents that are signed on the Completion Date constitutes the entire agreement between the Parties regarding the Transaction and replaces all prior agreements, arrangements, understandings and statements, whether oral or written including the LoI.

24.2	Amendments to this Agreement are only possible and effective to the extent that all Parties have agreed thereto in writing.

24.3

A failure by a Party to exercise a right under this Agreement or a delay thereof shall not operate as a waiver of such right. No single or partial exercise of a right under this Agreement by a Party shall preclude any other or further exercise of such right or other rights.

24.4

This Agreement is concluded for the benefit of the Parties and their respective successors and permitted assigns and nothing in this Agreement is intended to nor shall implicitly confer upon any other person any legal or equitable right, benefit or remedy, except to the extent explicitly stated otherwise in this Agreement. In the event this Agreement must be deemed to contain third party stipulations, and such stipulation has been accepted by a third party, this third party shall not become a party to this Agreement.

24.5

If one or more provisions of this Agreement are held to be void (nietig) or voidable (vernietigbaar) and consequently invalid and unenforceable under applicable law, such invalid and unenforceable provisions shall be deemed to have been replaced by a provision which as closely as possible corresponds with the contents of the unenforceable provisions and which meets the original intention of the Parties when concluding the Agreement and their mutual understandings in respect of such provision. The remaining provisions of this Agreement remain fully effective. The invalid provision shall be deemed to be excluded from this Agreement and this Agreement shall be interpreted as if such invalid provision were so excluded.

24.6

Except as expressly otherwise provided in this Agreement and except in the event of fraud (bedrog), the Parties hereby waive their rights under sections 6:265 up to and including 6:272 DCC and section 6:228 DCC to rescind (ontbinden) or annul (vernietigen) all or part of this Agreement, as the case may be, or to institute legal proceedings for the annulment or rescission of all or part of this Agreement. The Parties hereby furthermore waive their right to terminate this Agreement or institute legal proceedings on the grounds of section 6:230 DCC demanding that all or part of this Agreement be amended.

24.7

This Agreement may be entered into in any number of counterparts and by each of the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart. Each counterpart, when executed, shall constitute an original, but all the counterparts shall together constitute one and the same instrument.

24.8	Except as expressly otherwise provided, each of the Parties involved in this Agreement shall bear its own costs.

25.	GOVERNING LAW AND DISPUTE RESOLUTION

25.1	This Agreement and the documents to be entered into pursuant to it, shall be governed by and construed in accordance with the laws of the Netherlands.

25.2

All disputes (contractual or non-contractual) arising out of or in connection with this Agreement or further agreements resulting thereof shall be settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal shall be composed of one (1) arbitrator. The place of arbitration shall be Amsterdam, the Netherlands. The procedure shall be conducted in the English language. The Netherlands Arbitration Institute is not allowed to have the arbitral award published.

(Signature page to follow)

THUS AGREED and signed in Uden, Netherlands on October 28, 2021.

Ambrell B.V.	Videology Imaging Solutions Europe B.V.

/s/ Scott Nolen	/s/ Carol Ethier
Name: Scott Nolen	Name: Carol Ethier
Position: Director	Position: Director

As Guarantor of the obligations of Videology Imaging Solutions Europe B.V.:
s/ Carol Ethier Name: Carol Ethier

[Signature Page to Asset Purchase Agreement]

Schedule 1 Part A– DEFINITIONS

Accounts Receivable	means the accounts receivable, as specified in Schedule 2;
Affiliate

means:

(i)         each subsidiary of a person or company in the meaning given in section 2:24a DCC;

(ii)        in relation to any person other than an individual, any person which is Controlled by, Controls or is under common Control with, such person; and

(iii)     in relation to an individual, their close relatives. For the purposes of this definition, close relatives means: (a) his spouse, parents, siblings and children (including step children); (b) the trustees, acting in their capacity as such trustees, of any trust of which the individual or any of their close relatives is a beneficiary, or in the case of a discretionary trust, is a discretionary object; and (c) any person of which the individual and/or their close relatives have Control;

Agreement	has the meaning given in Recital C;

Assets	means all assets used by the Seller for the purposes of conducting the Business, as described in detail in Clause 2.4 and Schedule 2;

Bank Accounts	means the bank accounts of the Business specified in Schedule 2;

Breach of Warranties	means the event that one or more of the Warranties is untrue, inaccurate, incomplete or misleading as at the Signing Date or the Completion Date;

Business	has the meaning given in Recital A;

Business days	means Monday through Friday, except the legal public holidays

Completion Amount	has the meaning given in Clause 3.1.1;

Completion

means the transfer of the Business, together with the Assets and Liabilities by the Seller to the Purchaser against the payment of the Consideration, all in accordance with the terms and conditions of this Agreement;

Completion Date	means the date of this Agreement, or another date agreed upon in writing by the Parties;

Consideration

means the Consideration of USD 4,800,000.00 (four million eight hundred thousand US Dollars), which the Purchaser is to pay to the Seller on the Completion Date in accordance with the relevant provisions of Clause 3;

Contracts and Agreements	means the contracts between the Seller and third parties, which pertain to conducting the Business, including the Quotations specified in Schedule 2;

Control

means:

(i)         the ownership or control (directly or indirectly) of more than 50% of the ownership interests of the relevant person; or

(ii)         the right to appoint or remove (or the ability (whether in law or fact) to direct the appointment or removal of) the members of the governing body of the relevant person holding a majority of the voting rights at meetings of the governing body on all, or substantially all, matters;

Damages

means the amount of any and all direct or indirect damages incurred or suffered by the Purchaser or any of its Affiliates, resulting from or relating to a Breach, required to bring the Purchaser in the position in which the Purchaser would have been, had the relevant Breach not occurred, including (i) any direct and indirect, consequential and derived (affiliate) damages; (ii) loss of profit; and (iii) all costs and expenses made and incurred by the Purchaser or any of its Affiliates in connection therewith (including the fees of external advisors and legal counsel);

Data Room	means the Project Sasson inTEST data room set up on behalf of Seller in a virtual data room hosted by Firmex;

DCC	means the Dutch Civil Code (Burgerlijk Wetboek);

Deed of Assignment	means a private deed of assignment to transfer the Accounts Receivable and, in as far as capable of transfer, the Licences, substantially in the form attached as Schedule 3;

Deed of Contract Takeover	means a private deed of contract takeover to take over the Contracts and Agreements, substantially in the form attached as Schedule 6;

Deed of Transfer of Intellectual Property Rights	means a private deed to transfer the Intellectual Property Rights, substantially in the form attached as Schedule 5;

Disclosure Letter	means the disclosure letter delivered by Seller to Purchaser concurrently with the execution and delivery of this Agreement;

Dispute	has the meaning given in Clause 25.2;

Due Diligence Investigation	has the meaning given in Recital D;

Employees	means the directors, whether employed by the Business or not, and all other persons working for the Business as of the Completion Date, an exhaustive list of whom has been provided as Schedule 8;

Encumbrances	means a mortgage, charge, pledge, lien or any other security interest of any kind (zakelijk zekerheidsrecht) or the commitment to create any of the foregoing;

Escrow Agent	means the US-based escrow agent, J.P. Morgan Chase Bank, N.A.;

Escrow Agreement	means the escrow agreement, sufficiently known;

Escrow Amount	means an amount of USD 480,000.00; funded by Seller’s Affiliate, Videology Imaging Solutions, Inc., to secure the indemnification obligations of Seller to Purchaser set forth in this Agreement.

Furniture and Equipment	means the furniture and equipment used by the Seller for the Business, as specified in Schedule 2;

GAAP	means the General Accepted Accounting Principles;

Guaranteed Obligations	has the meaning given in Schedule 11;

Goodwill

means the Seller’s goodwill with respect to the Business, including the Records and Know How, as well as the exclusive right for the Purchaser to present itself as the party continuing the Business, in which the Intellectual Property Rights are used;

ICT systems	means the hardware and software used in the framework of the Business, as well as all related documentation, contracts with sellers and other rights needed for the proper functioning of those systems;

Intellectual Property Rights	means the intellectual property rights, including copyrights, trademarks, Trade Names, and proprietary technology of the Business or relating to the Business, as specified in Schedule 2;

Know How

all commercial information and techniques regarding the Business and/or the Assets, which are not in the public domain, including but not limited to information concerning the marketing and products or services – including customer and supplier lists, sales statistics, survey reports, customer data base and market share data -, and any data, specifications, experience, manuals and instructions pertaining to the Assets;

Liabilities	means the accounts payable by the Seller as specified in Schedule 2;

LoI	means the letter of intent that Parties concluded on July 31, 2021;

Material Adverse Effect

means any event, change or circumstance that has had a material adverse effect on (a) the Business or the value of the Assets, or (b) the ability of Seller to perform any of its obligations under this Agreement;

Notice	means a notice given by one Party to another Party under this Agreement as set out in Clause 22;

Overview of Employment Terms	means the overview specifying all terms of employment of the Employees, as attached to this Agreement as Schedule 8;

Parties or Party	has the meaning given in the introduction to this Agreement;

Purchaser	has the meaning given in the introduction to this Agreement;

Quotations	means all written offers made by the Seller for the activities of the Business, listed in Schedule 2;

Records	means the records pertaining to the activities of the Business, including the related books, documents and other data carriers;

Rules	has the meaning given in Clause 25.2;

Seller	has the meaning given in the introduction of this Agreement;

Signing Date	means the date on which this Agreement is signed;

Stock	means the stock that the Seller maintains for the Business as listed in Schedule 2;

Tax Authority	means any statutory or governmental authority in or outside the Netherlands having the authority to impose or collect Tax;

Taxes

means all forms of local and national taxes, duties, levies, social security contributions or other imposts or withholdings imposed by or payable to any Tax Authority whether direct or indirect, chargeable or attributable directly or primarily to the Business and irrespective of any such taxes, duties, levies, social security contributions or other imposts or withholdings being recoverable from any other person and including penalties, additions, interest, costs and expenses and any payment obligation by way of reimbursement, recharge, indemnity or damages relating to such taxes, duties, levies, social security contributions or other imposts or withholdings;

Trade Names	means the trade names used by the Seller in connection with conducting the Business, specified in Schedule 2;

Transaction	has the meaning given in Recital B;

VAT	means Dutch Value Added Tax (btw);

Warranties	means the warranties included in Schedule 9;

Wrong Pocket Item	has the meaning given in Clause 10.1.

Schedule 1 PART B – INTERPRETATION

1.	In this Agreement:

(a)	the singular includes the plural and vice versa, and each gender includes the other genders;

(b)	the words 'as of' shall be deemed to include the day or moment in time specified thereafter;

(c)	a 'third party' means any person or entity other than the Seller, the Purchaser or the Company;

(d)	references to 'writing' shall include any communication in the written form, whether by letter, fax or a scanned and signed document sent by e-mail;

(e)	the words 'include', 'including' and 'includes' shall be deemed to be followed by the words 'without limitation';

(f)	references to any time of the day are to CET time;

(g)	the headings used are included for reference purposes only and shall not affect the interpretation of this Agreement;

(h)	references to legislation are references to legislation as applicable at the time this Agreement was concluded;

(i)	references to Clauses, Exhibits or Schedules or the Disclosure Letter are, unless otherwise indicated, references to Clauses, Exhibits or Schedules to this Agreement or the Disclosure Letter; and

(j)	references to books and records are to the books and records (administratie) stored in any form.

2.

The preamble, recitals, Exhibits or Schedules to this Agreement and the Disclosure Letter form an integral part of this Agreement, shall have the same force and effect as any other provisions of this Agreement and shall be construed and interpreted accordingly.

3.

The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any of the provisions of this Agreement and no provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such a provision.

4.

Any statement in this Agreement which refers to the knowledge, information, belief or awareness of Seller – including the expressions “to Seller’s best knowledge” and “known to Seller” – or any similar expression, shall be deemed to refer to the knowledge, information, belief and/or awareness that the Seller had or could have reasonably had after due and careful consideration and enquiry of all Employees having knowledge of the relevant matters.

5.

Where any obligation is qualified or phrased by reference to use “reasonable endeavours”, “best efforts” or wording of a similar nature, it means the efforts that a person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditious as possible and, regard shall be had, among other factors, to (i) the price, financial interest and other terms of the obligation; (ii) the degree of risk normally involved in achieving the expected result; and (iii) the ability of an unrelated person to influence the performance of the obligation.

6.

This Agreement is drafted in the English language. In this Agreement Dutch terms and legal concepts are expressed in English terms and not in their original Dutch terms. Where indicated in italics, Dutch equivalents of these English terms have been given. Terms and expressions of law and of legal concepts as used in this Agreement have the meaning attributed to them under the laws of the Netherlands and this Agreement should be read and interpreted accordingly.

Schedule 2 LIST OF ASSETS AND LIABILITIES

Schedule 3 DEED OF ASSIGNMENT

Schedule 4 NOTICE OF ASSIGNMENT / ASSIGNMENT OF DEBTS & TAKEOVER OF CONTRACT

Schedule 5 DEED OF TRANSFER OF INTELLECTUAL PROPERTY RIGHTS

Schedule 6 DEED OF ASSIGNMENT OF DEBTS AND CONTRACT TAKEOVER

Schedule 7 DEED OF TRANSFER OF PENSION AGREEMENTS

Schedule 8 OVERVIEW OF EMPLOYMENT TERMS

Schedule 9 WARRANTIES

Schedule 11 GUARANTEE